NEWS RELEASE

Attention: Financial Editors	Stock Symbol: PGF.UN, TSX; PGH, NYSE

PENGROWTH ENERGY TRUST ANNOUNCES CASH DISTRIBUTION FOR DECEMBER 15, 2003

(Calgary, November 20, 2003) /CNW/ – Pengrowth Corporation (“Pengrowth”), administrator of Pengrowth Energy Trust announced today the cash distribution payable December 15, 2003 will be Cdn $0.21 per trust unit. The distribution is net of amounts withheld to finance capital expenditures.

Due to the Thanksgiving holiday in the United States which falls on Thursday, November 27, 2003, the ex-distribution date for trading on the New York Stock Exchange has been changed to Wednesday, November 26, 2003. The ex-distribution date for trading on the Toronto Stock Exchange remains unchanged at Thursday, November 27, 2003. The record date for trading on both exchanges remains unchanged at December 1, 2003.

The December 15, 2003 distribution of Cdn $0.21 per trust unit is equivalent to approximately U.S. $0.16 per trust unit using a U.S./Canadian dollar exchange ratio of 1.3053. The actual U.S. dollar equivalent distribution will be based upon the actual U.S./Canadian exchange rate applied on the payment date net of applicable Canadian withholding taxes.

This distribution relates to the production month of October, 2003. Cash distributions paid over the past 12 months now total Cdn $2.66 per trust unit or approximately U.S. $1.89 per trust unit.

PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, Calgary E-mail: pengrowth@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051

Investor Relations, Toronto E-mail: sallye@pengrowth.com
Telephone: (416) 362-1748 Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191